Filed by Hong Kong Exchanges and Clearing Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company:  London Stock Exchange Group plc

Important Disclaimer
Updated: 11 Sep 2019

Possible offer (the "Offer") by Hong Kong Exchanges and Clearing Limited (“HKEX”) for London Stock Exchange Group plc (“LSEG”)
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The Offer relates to the securities of a UK company and is subject to UK procedural and disclosure requirements that are different from those of the United States. Any financial statements or other financial information included in this Microsite may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Offer, since HKEX and LSEG are located in a country other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US holders of shares may not be able to sue HKEX and LSEG or their respective officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel HKEX and LSEG and their respective affiliates to subject themselves to the jurisdiction or judgment of a US court.

The Offer may be implemented under a scheme of arrangement provided for under English company law (a “Scheme”). A transaction effected by means of a Scheme is not subject to the tender offer rules under the US Securities Exchange Act, as amended (the “US Exchange Act”), and is exempt from the registration requirements of the US Securities Act of 1933, as amended (the “US Securities Act”). If the Offer is effected by way of a Scheme, any HKEX securities to be issued pursuant to the Offer would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. In addition, securities issued pursuant to the Scheme will not be registered under any US state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities law of such state.
Alternatively, the Offer may be implemented by way of a takeover offer. If HKEX exercises its right to implement the Offer by way of a takeover offer, such offer will be made in compliance with all applicable US tender offer (including Rule 14E under the US Exchange Act) and securities laws and regulations, including exemptions provided under Rules 14d-1(c) or (d) under the US Exchange Act and exemptions from the registration requirements of the US Securities Act.
In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, HKEX or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, LSEG shares outside of the US, other than pursuant to the Offer, until the date on which the Offer and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, and will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.
Holders of LSEG securities are urged to read any documents related to the Offer filed, furnished or to be filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), if any, because they will contain important information regarding the Offer and any related offer of securities. Such documents will be available free of charge at the SEC's website at www.sec.gov. Nothing in this Microsite shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Offer.
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All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of HKEX and the HKEX Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, cash flow, return on capital employed, production and prospects. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend", "may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek", "should", "target", "will" and similar terms and phrases.
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Each forward-looking statement speaks only as at the specified date of the relevant document within which the statement is contained. Neither HKEX nor any member of the HKEX Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Microsite.
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 HKEX INVESTOR PRESENTATION  PROPOSED COMBINATION WITH LONDON STOCK EXCHANGE GROUP PLC (“LSEG”)  11 September 2019

 Disclaimer  NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTIONThis presentation has been prepared by Hong Kong Exchanges and Clearing Limited (“HKEX”) in connection with the possible offer for London Stock Exchange Group plc (“LSEG”) by HKEX (the “Possible Offer”) and does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate HKEX, LSEG or the business prospects of the Possible Offer. By accepting these presentation slides, and attending the presentation, you agree to the conditions set out below. This presentation is not intended to, and does not, constitute or form any part of any offer, solicitation, invitation or recommendation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this presentation or otherwise. The statements contained in these presentation slides are not to be construed as legal, business, financial or tax advice.This presentation is not directed at, and is not intended for distribution to or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to law or regulation or which would subject HKEX to any registration requirement within such jurisdiction or country. Shareholders who are in any doubt regarding such matters should consult an appropriate independent adviser in the relevant jurisdiction without delay. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.The statements contained in these presentation slides are made as at the date of this presentation, unless some other time is specified in relation to them, and delivery of this presentation shall not give rise to any implication that there has been no change in the facts set out in these presentation slides since such date. Unless expressly stated to the contrary in these presentation slides, no statement in the presentation slides is intended as a profit forecast or estimate for any period and no statement in these presentation slides should be interpreted to mean that earnings for HKEX or earnings per HKEX share, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings for HKEX or per HKEX share.Statements in respect of the Possible Offer relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, any targets, actions or outcomes referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. Except as expressly stated, nothing in this presentation constitutes a quantified financial benefits statement, profit forecast or profit estimate for the purposes of Rule 28 of the City Code on Takeovers and Mergers.None of HKEX, its shareholders, subsidiaries, affiliates, or its or their respective directors, officers, partners, employees, representatives and advisers (the “Relevant Parties”) makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation, or otherwise made available, nor as to the reasonableness of any assumption contained herein or therein, and any liability therefor (including in respect of direct, indirect, consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future and no reliance, in whole or in part, should be placed on the fairness, accuracy, completeness and correctness of the information contained herein or therein. None of the Relevant Parties undertakes any obligation to provide the recipient with access to any additional information or to update or correct any inaccuracies in or omissions from this presentation. The information set out in this presentation is provided on an “as is” and “as available” basis and may be amended or changed. It is not a substitute for professional advice which takes account of your specific circumstances and nothing in this document constitutes legal advice.The companies in which HKEX directly and indirectly owns investments are separate entities. In this presentation, “HKEX” is sometimes used for convenience where references are made to HKEX and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. Similar references are made to “LSEG” with similar logical application.This presentation contains statements that are or may be forward-looking with respect to the current expectations, estimates, projections, beliefs and assumptions of HKEX about the businesses and the markets in which it and its subsidiaries operate or aspires to operate in. These statements can be identified by the use of forward-looking terminology such as “believe”, “anticipate”, “expect”, “prospect”, “estimated”, “should”, “may” or the negative thereof, or other variations thereof, or comparable terminology indicating expectations or beliefs concerning future events. These forward-looking statements are not guarantees of future performance and are subject to market risk, uncertainties and factors beyond the control of HKEX, including government policy, regulatory approval, the behaviour of market participants, competitive developments and, where relevant, the identification of and successful entry into agreements with potential business partners. As such, there is no guarantee that the initiatives described herein, including the Possible Offer, will be implemented, or that they will be implemented in the form and timeframe described herein. Therefore, actual outcomes and returns may differ materially from the assumptions made and the statements contained in this presentation.Each of the HKEX directors, whose names are set out on the “Board” page of the HKEX website at www.hkexgroup.com (the “HKEX Directors”), accepts responsibility for the information contained in this presentation. To the best of the HKEX Directors’ knowledge and belief (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this presentation may vary slightly from the actual arithmetic totals of such data.2

Executive Summary

- The proposed combination with LSEG represents a highly compelling strategic opportunity to create a global market infrastructure leader

- Two of the world's premier market infrastructure businesses, HKEX and LSEG would together offer unique potential to enhance and capture global capital and data flows. The proposed combination would:

    - Create a world-leading market infrastructure group with a global footprint, connecting the established financial markets in the West and the emerging financial markets in the East, particularly China

    - Reinforce Hong Kong's position as the key gateway between the Mainland China and the rest of the world, providing a trusted and clear path for the continued opening up of the Mainland capital markets

    - Enhance global capital formation by facilitating access to equity capital across the world and through the Connect programmes, and offer innovative opportunities across asset classes with global relevance

- The two businesses are highly complementary, and a combination would offer prospects of significant synergies. HKEX is confident that this would be highly compelling for both HKEX and LSEG shareholders

3

Compelling Strategic Rationale

1 **Creation of a World Leading Market Infrastructure Group**

- *With global footprint, diversified across asset classes, connecting the established financial markets in the West with the emerging financial markets in the East, particularly China*

2 **Gateway to Mainland China**

- *Reinforces HKEX's role as the leading gateway between Mainland China's capital markets and the rest of the world, significantly facilitating RMB internationalisation, providing a trusted and clear path for the continued expansion of two-way capital markets flows*

3 **Creation of Unique and Valuable Data Sets**

- *Through the combination of LSEG's global data and analytics capabilities and distribution channels, and HKEX's access to China*

4 **Enhancement of Global Capital Formation**

- *By making it easier for companies to access equity capital across the world, through the IPO and secondary fundraising markets in London, Hong Kong, Milan, and Mainland China via the Connect programmes*

5 **Strong Technology Base Offers Innovation Opportunities**

- *In equities, fixed income, currencies, commodities and derivatives products with domestic, regional and global relevance and allows for the application of best-in-class technologies in multiple markets and platforms*

6 **Compelling Financial Profile**

- *Significant synergy potential*
- *Intends to continue dividend policy with normal target-payout ratio of 90% of combined group profits*

4

HKEX Company Overview

Overview of HKEX

- Third largest exchange group globally by market capitalisation – HK$308bn[1]
- Headquartered in Hong Kong with c.2,100 employees worldwide
  - Offices in London, Singapore, Beijing, Shanghai and Shenzhen
  - Operates 2 exchanges and 4 clearing houses in Hong Kong
  - Operates LME and LME Clear in the UK, world leader with the majority of base metals futures trading
- Multi-asset classes and fully vertically integrated
  - Equities, FIC, Commodities
  - Trading, clearing, settlement and custody
- Consistently the world's largest IPO market[2] with over 2,300 listed companies
- Pioneer in China capital markets connectivity

Key Financials (FY2018)

Segment Revenue[3]



24%
22%
9%
39%
4%
2%
Cash
Equity and Financial Derivatives
Commodities
Post Trade
Technology
Corporate Items

Revenue	*HK$15.9bn*
EBITDA	*HK$11.8bn*
EBITDA Margin	*74%*
3-yr EBITDA CAGR	*24%*
Zero Net Debt[4]	

HKEX Group



HONG KONG
UK
Cash Market
(Equities, ETFs, Bonds)
On-Exchange Derivatives
(Futures and Options)
OTC Clearing
Commodities Derivatives
(Futures and Options)
TRADING
SEHK
Stock Exchange of Hong Kong
HKFE
HK Futures Exchange
LME
CLEARING
HKSCC
Hong Kong Securities Clearing Company
SEOCH
Options Clearing House
HKCC
HKFE Clearing Corp
OTC Clear
LME Clear
CHINA CONNECTIVITY
Shanghai Stock Connect
Shenzhen Stock Connect
Bond Connect

HKEX has been connecting China with international capital markets for over 20 years

Source: Company information
(1) As of 10 September 2019
(2) Ranked # 1 in IPO funds raised in 6 of the past 10 years
(3) Segment split based on FY2018. Since April 2019, the Clearing segment is renamed the Post Trade segment as part of the reorganisation to facilitate Strategic Plan execution
(4) Net debt is zero when the amount of cash and cash equivalents of Corporate Funds (excluding those reserved for supporting Skin-in-the-Game and default fund credits of Clearing House Funds) is higher than total borrowings

5

LSEG Company Overview

Overview of LSEG

- Largest market infrastructure group in Europe by market capitalisation[D]
  - Headquartered in London with significant operations in North America, Italy, France and Sri Lanka
  - Employs c.4,400 people in 18 countries
- Post-trade services segment includes clearing, settlement and custody offered by LCH and Monte Titoli
  - #1 OTC clearer worldwide with US$1,077tn cleared[A,C]
  - >90% market share globally in interest rate swaps clearing[C]
- Leading global information services, capital markets and technology player[A,B,C]
  - Leading global index provider with c.US$16tn in benchmarked AUM[A,B]
  - Multi-asset class coverage through FTSE Russell, the Yield Book and Mergent
  - Offers primary and secondary capital market services through, London Stock Exchange, Borsa Italiana, MTS (fixed income market) and Turquoise (MTF)
  - MillenniumIT is a leading global market infrastructure technology provider[C]

Key Financials (FY2018)[A]

Segment Revenue[1]


3%
19%
40%
38%
Information Services
Post Trade Services²
Capital Markets
Technology Services

Revenue
£2,135m
HK$20.7bn

EBITDA
£1,045m
HK$10.1bn

EBITDA Margin
49%

3-Yr EBITDA CAGR
25.0%

Debt[3,A]
£2,320m
HK$22.5bn

LSEG Businesses[A]

Information Services

FTSE Russell Indexes
Real time data
Other information

Post Trade – LCH

OTC Clearing
Non-OTC Clearing

Post Trade: CC&G/ Monte Titoli

Clearing
Settlement, Custody & Other

Capital Markets

Primary Markets
Secondary Markets – equities
Secondary Markets – fixed income, derivatives and other

Technology Services

Technology Services

Leading market infrastructure player in Europe, with world leading businesses in information services, post trade, capital markets and technology

Note: Financials in non-HKD currencies are converted to HKD for illustrative purposes. Rate: £1=HK$9.6865 (at 10 September 2019)
Source: Company information (A: annual and interim reports, B: investor relations materials, C: company website), D: Bloomberg
(1) Segment split based on FY18; segment breakdown excludes "other and eliminations" category (-£7m revenue for FY18)
(2) Post trade services includes both LCH and CC&G and Monte Titoli
(3) As of 30 June 2019 (2019 Interim Report)

6

 7  Combined Business Would Be Competitive, Scaled And Robust    Capital Markets      Cash Markets    Derivatives Markets  Post-Trade      Clearing    Custody & Settlement  Information Services and Technology      Index  Market Data  Technology                                ORB AIM      SwapClearCC&G  Monte Titoli                IDEM  UnaVista RNS SEDOLReal-Time Data  HKSCC(Cash)HKCC(Futures & Options)SEOCH(Stock Options)OTC Clear(OTC Deriv.)LME Clear(Base Metals)  HKSCC(Cash Market Securities Depository)    Market Data                SEHK                    Highly complementary businesses diversified across asset class, geography and verticals positioned for ongoinginnovation and application of new technologies to the benefit of market stakeholders      SEHK(Structured Products & Stock Options)HKFE(Futures & Options)(Base Metals)        (Indexing)  HKEX  LSEG  HKEXLMEBayConnect

Deal Overview – Proposed Key Terms

Purchase Price	▪ LSEG shareholders receive per LSEG share: 2,045 pence in cash and 2.495 HKEX shares ▪ Implying c.8,361 pence per share, c.£29.6 billion equity value[1]
Premium	▪ 22.9% premium to LSEG closing share price on 10 Sep 2019 ▪ 22.4% premium to VWAP LSEG price[2]
Structure	▪ To be implemented by way of a recommended scheme of arrangement, with optionality to implement by way of a contractual offer
Financing	▪ Financed from existing cash resources and new credit facilities
Governance	▪ Have regard to UK corporate governance best practices, appropriate for a leading global market infrastructure group
Listing	▪ Primary listing in Hong Kong and intends to apply for a secondary listing in London
Approvals	▪ Transaction subject to customary regulatory and anti-trust approvals

(1) Based on the closing price of HK$245.20 per HKEX share on 10 September 2019 and a £:HK$ exchange rate of £1=HK$9.6865. Equity value refers to the entire issued and to be issued ordinary share capital of LSEG

(2) VWAP since 29 July 2019, the first trading date after the first announcement of the Refinitiv transaction, to 10 September 2019

8

Transaction Framework and Key Stages

UK Regulatory Framework

- This transaction is governed by the Takeover Panel and the UK Takeover Code ("the Code")
- The Code provides an orderly framework within which takeovers of UK public companies are conducted
- Governs issues including timing, communications and protection of shareholder and other stakeholder interests

Key Stages of Proposed Transaction

"Possible Offer" Announcement (Rule 2.4)

→ "Firm Offer" Announcement (Rule 2.7)[1]

→ No Offer Announced[2]

STRUCTURE OF PROPOSED TRANSACTION

- HKEX intends to implement by a recommended scheme of arrangement
- However, HKEX reserves the right to implement by way of a contractual offer

OVERVIEW OF STEPS FOLLOWING A "FIRM OFFER" ANNOUNCEMENT (IF UNDER SCHEME OF ARRANGEMENT)

Regulatory, Antitrust and Other Approvals[3] / Scheme Document/ Prospectus → Scheme Process[4] → Transaction Completion

Key Documentation Under the Code

- **Rule 2.4 or "Possible Offer" Announcement:** public announcement confirming a possible offer is being considered
- **Rule 2.7 or "Firm Offer" Announcement:** public announcement of a firm intention to make an offer containing full details of the offer terms and its conditions

(1) Subject to a 28-day deadline from the "Possible Offer" Announcement, which may be extended with the consent of the Board of LSEG and the Takeover Panel

(2) A statement of intention not to make an offer under Rule 2.8 would be issued and HKEX would be required to stop work on an offer for the target for a minimum period of 6 months

(3) Including approvals from financial regulators (e.g. FCA), anti-trust and other authorities and the shareholders of HKEX

(4) Including LSEG shareholder approval and UK court sanction

9

10  Conclusion    The proposed combination with LSEG represents a highly compelling strategicopportunity to create a global market infrastructure leader    This would strengthen both the businesses of HKEX and LSEG, better positioning them to innovate across markets and geographies, and offer market participants and investors unprecedented global market connectivity    The two businesses are highly complementary, and a combination would offer prospects of significant synergies. HKEX is confident that this would be highly compelling for both HKEX and LSEG shareholders